THE PACIFIC CORPORATE GROUP PRIVATE EQUITY FUND
Appendix A
For the Years Ended March 31,

Quantitative Assessment Considerations											2008	2007	2006	2005	2004
Two percent of average shareholders' equity / net assets											752,798	892,273	1,080,782	1,484,926	1,612,793

Impacts on Certain Items in the Consolidated Statements of Operations
			AS REPORTED					AS CORRECTED					DIFFERENCE
	2008	2007	2006	2005	2004	2008	2007	2006	2005	2004	2008	2007	2006	2005	2004

Total Expenses	954,514	1,092,860	1,237,770	1,566,112	1,825,897	967,423	1,108,782	1,259,207	1,598,760	1,852,758	12,909	15,922	21,437	32,648	26,861

Net Investment Income (Loss)	(506,708)	(656,308)	(800,891)	(1,184,753)	(1,527,480)	(309,682)	131,496	12,308	(354,406)	(541,654)	197,026	787,804	813,199	830,347	985,826

Net change in shareholders' equity from Indirect Investments	15,724	3,928,923	10,739,562	15,360,932	9,161,770	(181,302)	3,141,119	9,926,363	14,530,585	8,175,944	(197,026)	(787,804)	(813,199)	(830,347)	(985,826)

Net change in shareholders' equity from Portfolio Investments, after tax	2,769,929	12,291,560	11,152,066	16,480,999	2,962,319	2,572,903	11,503,756	10,338,867	15,650,652	1,976,493	(197,026)	(787,804)	(813,199)	(830,347)	(985,826)

Net Increase in Shareholders' Equity from Operations	2,263,221	11,635,252	10,351,175	15,296,246	1,434,839	2,263,221	11,635,252	10,351,175	15,296,246	1,434,839	-	-	-	-	-

THE PACIFIC CORPORATE GROUP PRIVATE EQUITY FUND
Appendix A
For the Years Ended March 31,

Quantitative Assessment Considerations											2008	2007	2006	2005	2004
Two percent of average shareholders' equity / net assets											752,798	892,273	1,080,782	1,484,926	1,612,793

Impacts on Certain Items in the Consolidated Financial Highlights
			AS REPORTED					AS CORRECTED					DIFFERENCE
	2008	2007	2006	2005	2004	2008	2007	2006	2005	2004	2008	2007	2006	2005	2004
Operating Performance Per
Share of Beneficial Interest:

Net asset value, beginning of year	44,148,566	44,464,431	73,098,419	77,505,924	85,271,272	44,148,566	44,464,431	73,098,419	77,505,924	85,271,272	-	-	-	-	-

Net investment income (loss)	(4.66)	(6.04)	(7.37)	(10.90)	(14.05)	(2.85)	1.21	0.11	(3.26)	(4.98)	(1.81)	(7.25)	(7.48)	(7.64)	(9.07)

Net change in net assets from Portfolio Investments	23.24	113.12	102.63	146.15	27.26	21.43	105.87	95.15	138.51	18.19	1.81	7.25	7.48	7.64	9.07

Net asset value, end of year	23,985,900	44,148,567	44,464,431	73,098,413	77,505,924	23,985,900	44,148,567	44,464,431	73,098,413	77,505,924	-	-	-	-	-

Ratios to Average Net Assets:

Expenses	2.54%	2.45%	2.29%	2.11%	2.26%	2.57%	2.49%	2.33%	2.15%	2.30%	-0.03%	-0.04%	-0.04%	-0.04%	-0.04%

Net investment income (loss)	-1.35%	-1.47%	-1.48%	-1.60%	-1.89%	-0.82%	0.30%	0.02%	-0.48%	-0.67%	-0.53%	-1.77%	-1.50%	-1.12%	-1.22%

Supplemental Data:

Ratio of expenses and provision for income taxes (B)	n/a	n/a	n/a	n/a	n/a	2.58%	2.94%	3.21%	2.15%	2.30%	n/a	n/a	n/a	n/a	n/a

(B) Supplemental disclosure of ratio including the impact of income taxes reported as a component of realized and unrealized gains (losses) on Portfolio Investments in the Consolidated Statement of Operations for the respective years.